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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOVEREIGN SECURITIES CORPORATION, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 MARKET STREET, CONCOURSE LEVEL
(No. and Street)

PHILADELPHIA (City) PENNSYLVANIA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMEDEO G. PICCIONI (267) 256-2871
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST + YOUNG LLP
(Name – *if individual, state last, first, middle name*)

2001 MARKET STREET (Address) PHILADELPHIA (City) PENNSYLVANIA (State) 19103 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AMEDEO G. PICCIONI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOVEREIGN SECURITIES CORPORATION, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Amedeo G. Piccioni
Signature

CHIEF FINANCIAL OFFICER
Title

Adrienne Yost Hart
Notary Public

NOTARIAL SEAL
ADRIENNE YOST HART
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
My Commission Expires Aug 26, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Sovereign Securities Corporation, LLC
December 31, 2008
With Report of Independent Registered
Public Accounting Firm

Sovereign Securities Corporation, LLC

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
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www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Sovereign Securities Corporation, LLC

We have audited the accompanying statement of financial condition of Sovereign Securities Corporation, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2009

0901-1023156-PH

Sovereign Securities Corporation, LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 47,185,337
Cash segregated under federal and other regulations	250,000
Securities owned, at market value (cost $8,006,340)	7,969,331
Receivables from customers	105,771
Receivables from broker-dealers	2,564,937
Due from affiliate – deferred tax asset	146,164
Accrued interest receivable	139,411
Fixed assets (at cost, net of accumulated depreciation of $327,267)	31,791
Other assets	69,094
Total assets	$ 58,461,836
Liabilities and member's interest	
Liabilities:	
Due to affiliate	$ 686,964
Due to affiliate – deferred tax liability	98,178
Accrued liabilities	194,775
Other liabilities	34,207
Total liabilities	1,014,124
Member's interest	57,447,712
Total liabilities and member's interest	$ 58,461,836

See accompanying notes.

1. Organization and Nature of Business

Sovereign Securities Corporation, LLC (the "Company"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Sovereign Bank (the "Parent"), which in turn is a wholly owned subsidiary of Sovereign Bancorp, Inc. ("SBI"), a multi-billion dollar thrift holding company headquartered in Philadelphia, Pennsylvania. The Company is located in Philadelphia, Pennsylvania, and has additional sales offices in Boston and Sandwich, Massachusetts. On January 29, 2009, SBI was acquired by Banco Santander, S.A. ("Banco Santander"). Consequently, the Company's ultimate Parent became Banco Santander at that date.

The Company provides transaction arrangement services. Transaction arrangement services are primarily provided to professional portfolio managers at institutional clients, including broker-dealers, banks, depository institutions, insurance companies, money managers, and retirement funds. The Company also provides underwriting services for government agency and municipal security offerings. Additionally, the Company enters into agent transactions by acting as the intermediary between parties for various investment and derivative transactions, whereby it earns arrangement fees. The Company also acts as principal in certain investment transaction services.

2. Significant Accounting Policies

Securities Transactions

Securities transactions in regular-way trades are recorded at market value on a trade-date basis. Securities are valued based on prices obtained from third-party pricing sources based on either observable market data or proprietary third-party valuation models.

Contractual securities commitments represent firm commitments to purchase and sell securities when issued. If transaction terms are final and it is probable at inception and throughout the term of the individual commitment that the commitment will settle and will result in physical delivery of a security when it is issued and completion is assured beyond a reasonable doubt, the Company records the transaction and the related profit and loss in the same manner as for regular-way trades. These commitments are stated at market value beginning on their trade date, and gains are included in other assets and losses are included in other liabilities in the statement of financial condition. At December 31, 2008, there were no contractual commitments reflected in the financial statements.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including government money market funds, with a maturity date of three months or less that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents in the statement of financial condition approximates its fair value. At December 31, 2008, the Company held $46,929,001 in the Government and Agency Portfolio – Cash Management Fund, which is sponsored by Invesco Aim.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures, and certain options, are based on quoted market prices. At December 31, 2008, the Company owned no derivatives for which a quoted market price was not available.

Derivatives used for economic hedging purposes may include swaps, forwards, futures, and options. Realized gains and losses and changes in unrealized gains and losses on these derivative contracts are recognized currently in the statement of operations as derivative investment losses, net. The Company does not apply hedge accounting as defined in Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under this pronouncement, deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The Company is included in the consolidated federal income tax return filed by SBI. Federal income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from SBI. At December 31, 2008, the Company had deferred tax liabilities of $98,178, due primarily to book expense associated with SBI stock incentive plans, and deferred tax assets of $146,164, due primarily to depreciation expense and a net operating loss carryforward.

The Company recognizes and measures its unrecognized tax benefits in accordance with FIN 48. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2008, the Company did not have any reserve for unrecognized tax benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. New Accounting Policies

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 are required to be applied prospectively upon initial adoption. The Company's adoption of SFAS No. 157 did not have a significant impact on its statement of financial condition or the statement of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*. SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material effect on the statement of financial condition or the statement of operations.

4. Securities Owned

Securities owned consist of trading securities with market values at December 31, 2008 as follows:

U.S. Government Agency obligations	$ 998,767
State and municipal obligations	6,970,564
	$ 7,969,331

Included in securities owned at December 31, 2008 are U.S. Government Agency obligations with a market value of $998,767 on deposit and pledged as collateral at clearing organizations and depositories.

5. Income Taxes

The results of the Company's operations are included in the Parent's consolidated U.S. Federal income tax returns. The Company is not subject to state income taxes. In accordance with the Parent's Intercompany Tax Sharing Agreement, the Company reimburses the Parent for all taxes generated by the Company that are paid by the Parent. During the year ended December 31, 2008, the Parent overpaid the Company its tax benefit, resulting in the Company owing $342,568 to the Parent. This amount is included in the net due to affiliate on the statement of financial condition.

At December 31, 2008, the Company has net operating loss carryforwards of $98,724, which may be offset against future taxable income. If not utilized in future years, $98,724 would expire in 2028.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120% of the minimum required net capital.

At December 31, 2008, the Company had net capital of $55,339,317, which was $55,089,317 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .02 to 1.

7. Cash Segregated Under Federal and Other Regulations

Pursuant to Rule 15c3-3 of the SEC, the Company is required to deposit cash or acceptable equivalents in a special bank account for the exclusive benefit of its customers. At December 31, 2008, the Company segregated and secured $250,000 of cash in this account in accordance with federal and other regulations.

8. Financial Instruments and Concentrations of Credit Risk

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to broker-dealers, receivables from and payables to affiliates and customers, and bank loans from affiliates. Financial instruments (other than securities owned) are carried at contract amounts which approximate fair value since they have short-term maturities, are re-priced frequently, or bear market interest rates.

The Company periodically uses derivatives as financial instruments, which primarily include futures contracts, whose value is based upon an underlying asset, index or reference rate. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The Company records its futures derivative activities at market value and changes in unrealized gains and losses are recognized currently in derivative instrument losses, net on the statement of operations and in receivables from or payables to broker-dealers on the statement of financial condition. These derivative financial instruments are used to economically hedge other positions or transactions and are subject to varying degrees of market risk.

Additionally, the Company enters into various transactions involving other types of derivatives and off-balance sheet financial instruments including delayed deliveries, mortgage-backed to-be-announced securities ("TBAs"), and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities and to manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company did not have any of these types of financial instruments at December 31, 2008.

8. Financial Instruments and Concentrations of Credit Risk (continued)

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

As of December 31, 2008, the Company held no derivative financial instruments for trading purposes.

9. Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company adopted SFAS No. 157 as required on January 1, 2008. SFAS No. 157 establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

9. Fair Value Measurements (continued)

Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

- Level 1 – Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2 – Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and
- Level 3 – Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by SFAS No. 157, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at December 31, 2008.

	Cash Equivalents	Securities Owned	Total
Level 1	$ 46,929,001	$ –	$ 46,929,001
Level 2	–	7,969,331	7,969,331
Level 3	–	–	–
Total	$ 46,929,001	$ 7,969,331	$ 54,898,332

10. Related Party Transactions

The Company entered into a Management and Expense Agreement (the "Agreement") with its Parent. Under the Agreement, the Parent provides various administrative services to the Company, including payroll, accounting, procurement, payment processing, and facilities. In return, the Company reimburses the Parent for amounts due under the Agreement on a monthly basis.

As of December 31, 2008, the Company owed the Parent $343,702 for various services. This amount is included in due to affiliate on the statement of financial condition.

10. Related Party Transactions (continued)

On August 27, 2002, the Company entered into a $200,000,000 line of credit agreement with its Parent. On March 31, 2008, the Company and the Parent agreed to reduce the line of credit to $40,000,000. The line of credit has an interest rate equal to the federal funds rate, is payable on demand, has no stated maturity, and is adjustable if mutually agreed upon by the Company and the Parent. At December 31, 2008, no amount was outstanding under the line of credit agreement.

11. Commitments and Contingencies

The Company is committed to pay technology and vendor expenses under noncancelable leases with minimum rental payments.

At December 31, 2008, the Company had no commitments to purchase or to sell when-issued debt securities at future issue dates.

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation should not have a materially adverse effect on the Company's financial position or results of operations.

In October 2008, the Company, along with other unaffiliated underwriting groups, were named as defendants in a class action lawsuit involving the issuance of various securities related to Lehman Brothers Holdings, Inc. ("LBHI"). The plaintiffs assert claims under Section 11 and 12 of the Securities Act of 1933 against the Company and other underwriters. The claims specific to the Company relate to $57.5 million of LBHI securities. The proceedings are in very early stages, and discovery has not yet commenced, so the Company cannot assess the likelihood of an outcome. The Company intends to vigorously defend this matter.

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